Exhibit 99.6

CONYERS DILL & PEARMAN Cricket Square, Hutchins Drive PO Box 2681, Grand Cayman KY1-1111 Cayman Islands T +1 345 945 3901 conyers.com

17 September 2020

Legal – 17905971.3

+1-345-814-7786

cora.miller@conyers.com

Color Star Technology Co., Ltd.

800 3rd Ave, Suite 2800

New York, NY

10022

Dear Ladies and Gentlemen

Color Star Technology Co., Ltd. (the “Company”)

We have acted as special legal counsel in the Cayman Islands to the Company in connection with the Company’s Registration Statement on Form F-3 (File No. 333-236616) originally filed with the U.S. Securities and Exchange Commission in the United States (the “Commission”) on 25 February 2020 and declared effective by the Commission on 10 March 2020, including all amendments or supplements thereto (the “Registration Statement”, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) relating to the registration under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) and the related final prospectus (the “Prospectus”) as supplemented by the prospectus supplement dated 15 September 2020 (the “Prospectus Supplement”) and filed pursuant to Rule 424(b)(5) of the Securities Act included therein, relating to the issue and offering by the Company (the “Offering”) from time to time of an aggregate of 13,200,000 ordinary shares of the Company, par value US$0.001 each (the “Ordinary Shares”) and warrants (the “Warrants”) to purchase up to 11,880,000 ordinary shares of the Company (the “Warrant Shares, and together with the Ordinary Shares and the Warrants, the “Securities”) pursuant to the Purchase Agreement (as defined below). Except as otherwise defined herein, capitalized terms used herein have the respective meanings given to them in the Purchase Agreement (as defined below).

For the purposes of giving this opinion, we have examined and relied upon copies of the following documents:

(i)	the Registration Statement;

(ii)	the Prospectus;

(iii)	the Prospectus Supplement;

(iv)	the placement agency agreement (the “Placement Agency Agreement”) dated 15 September 2020 made among the Company and the Placement Agent;

(v)	the Warrants; and

(vi)	the securities purchase agreement (the “Purchase Agreement”) dated 15 September 2020 made among the Purchasers and the Company.

The documents listed in items (iv) to (vi) above are collectively referred to as the “Documents” and together with the Registration Statement, the Prospectus and the Prospectus Supplement, are collectively referred to as the “Transaction Documents” (which terms do not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto).

We have also reviewed the certificate of incorporation of the Company dated and filed with the Registrar of Companies of the Cayman Islands on 28 June 2018, a copy of the certificate of incorporation on change of name of the Company filed with the Registrar of Companies of the Cayman Islands on 1 May 2020 and approved by special resolution dated 27 April 2020, the amended and restated memorandum of association and the articles of association of the Company filed 1 May 2020 (together, the “Constitutional Documents”), each certified by the Secretary of the Company on 16 September 2020, a copy of unanimous written resolutions of the directors of the Company dated 15 September 2020 (the “Resolutions”), a certificate of good standing (the “Cogs”) of the Company issued by the Registrar of Companies of the Cayman Islands and dated 16 September 2020 (the “Certificate Date”), the register of directors of the Company, register of officers of the Company and certificate of incumbency in respect of the Company each certified by the Secretary of the Company on 16 September 2020 (the “Registers and Incumbency”), the results of our electronic searches against the Company at the Companies Registry conducted on 16 September 2020 and the electronic Register of Writs and other Originating Process of the Grand Court of the Cayman Islands conducted on 16 September 2020, and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below. The Constitutional Documents, Cogs, Resolutions, Registers and Incumbency, the Registration Statement, the Prospectus and the Prospectus Supplement are hereinafter collectively referred to as the “Corporate Documents”.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken; (b) that where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention; (c) that the Resolutions were passed at one or more duly convened, constituted and quorate meetings, or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended; (d) that the Company will issue the Ordinary Shares and Warrant Shares in furtherance of its objects as set out in its Constitutional Documents; (e) that the Constitutional Documents will not be amended in any manner that would affect the opinions set forth herein; (f) that, upon the issue of any Ordinary Shares and the Warrant Shares to be sold by the Company, the Company will receive consideration for the full issue price thereof which shall not be less than the par value thereof; (g) the capacity, power and authority of each of the parties to the Documents, other than the Company, where a party, to enter into and perform its respective obligations under the Documents; (h) the due execution of the Documents by each of the parties thereto, other than the Company, where a party, and the physical delivery thereof by each of the parties thereto with an intention to be bound thereby; (i) the accuracy and completeness of all factual representations made in the Transaction Documents, the Corporate Documents and other documents reviewed by us; (j) that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein; (k) there is nothing underlying any law (other than the laws of the Cayman Islands) which would or might affect the opinions expressed herein; (l) the validity and binding effect under the laws of the State of New York (the “Foreign Laws”) of the Transaction Documents in accordance with their respective terms; (m) the validity and binding effect under the Transaction Documents of the submission by the Company to the exclusive jurisdiction of the state and federal courts of the United States of America located in the City of New York, Borough of Manhattan (the “Foreign Courts”); (n) no invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any shares of the Company; (o) that the Registration Statement has been declared effective by the Commission prior to, or concurrent with, the sale of the Securities pursuant to the Registration Statement; (p) the Offering and the transactions contemplated thereunder complies with the requirements of the applicable rules of the Nasdaq Stock Market; (q) that on the date of entering into the Transaction Documents to which is it a party, the Company is and after entering into the Transaction Documents to which it is a party, will be able to pay its liabilities as they become due; (r) the validity and binding effect under the laws of the United States of America of the Registration Statement, the Prospectus and the Prospectus Supplement and that the Registration Statement, the Prospectus and the Prospectus Supplement will or have been duly filed with and declared effective by the Commission; and (s) save for the Corporate Documents, there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions contemplated by the Registration Statement.

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We express no opinion as to validity or the binding effect of obligations to make any payment at an increased rate on overdue amounts or on the happening of an event of default or to pay a specified rate of interest on the amount of a judgment after the date of judgment. In addition, any provision expressly or impliedly providing that certain statements, calculations and/or certificates are incorrect on their face or fraudulent will not necessarily prevent judicial enquiry into the merits of a claim of an aggrieved party. We express no opinion in respect of the enforceability of any provision in the Transaction Documents which purports to fetter the statutory powers of the Company.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This opinion is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

On the basis of and subject to the foregoing, we are of the opinion that:

1.	As of the Certificate Date, the Company has been duly incorporated and is validly existing under the laws of the Cayman Islands and is validly existing as an exempted company and in good standing (meaning that it has not failed to make any filing with any Cayman Islands government authority or to pay any Cayman Islands government fee or tax which might make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of the Cayman Islands).

2.	When issued and paid for in accordance with the terms of the Offering described in the Registration Statement, the Prospectus, the Prospectus Supplement and the Documents and recorded in the register of members of the Company, the Ordinary Shares will be validly issued fully-paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof).

3.	The Warrant Shares have been duly authorized and when issued and delivered by the Company pursuant to the Transaction Documents against payment of the consideration set forth in the Transaction Documents, will be duly and validly issued, fully-paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof).

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We hereby consent to the filing of this opinion as exhibit 5.1 to the Registration Statement and to the references to our firm under the captions “Legal Matters” and elsewhere in the Prospectus forming a part of the Registration Statement. In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder. It may not be used, circulated or otherwise referred to any other for any other purpose as set out herein.

Yours faithfully,

/s/ Conyers Dill & Pearman
Conyers Dill & Pearman

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